UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31817

Cedar Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

2529 Virginia Beach Blvd.,

Virginia Beach, VA 23452

(757) 627-9088

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.06 Par Value
(Title of class of securities covered by this Form)

7.25% Series B Cumulative Redeemable Preferred Stock

6.50% Series C Cumulative Redeemable Preferred Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On August 22, 2022, pursuant to the Agreement and Plan of Merger, dated as of March 2, 2022, as amended, by and among Cedar Realty Trust, Inc. (the “Company”), Wheeler Real Estate Investment Trust, Inc. (“Wheeler”), WHLR Merger Sub Inc. (“Merger Sub”), WHLR OP Merger Sub LLC, and Cedar Realty Trust Partnership, L.P., Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Wheeler. Wheeler owns all of the outstanding common stock of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cedar Realty Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CEDAR REALTY TRUST, INC.

Date: September 6, 2022	By:	/s/ M. Andrew Franklin
	Name:	M. Andrew Franklin
	Title:	Chief Executive Officer and President